

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2014

<u>Via E-Mail</u>
Mr. John L. Hofmann
Chief Financial Officer
PowerVerde, Inc.
420 S. Dixie Highway, Suite 4-B
Coral Gables, FL   33146

>   **Re: PowerVerde, Inc.**
>   **Form 10-K for the year ended December 31, 2012**
>   **Filed May 16, 2013**
>   **File No. 0-27866**

Dear Mr. Hofmann:

We have reviewed your response letter dated January 15, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2012</u>

<u>Exhibits 31.1 and 31.2</u>

1.   In accordance with Exchange Act Rule 12b-15, amendments to any report required to be accompanied by the certifications specified in Exchange Act Rules 13a-14(a) and 15d-14(a) must include new certifications. Please amend the filing to provide new certifications as set forth in Exchange Act Rules 13a-14(a) and 15-d-14(a).

<u>General</u>

2.   We note that your correspondence includes the acknowledgements requested in our comment letter dated December 30, 2013. However, please note that the written statement must be provided by the company rather than by external legal counsel. Please

provide correspondence that includes the written acknowledgements signed by the company.

You may contact David Burton, Staff Accountant at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief